United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies about judicial orders in Netherlands

Rio de Janeiro, March 19th, 2024 – Vale Holdings B.V., a wholly-owned subsidiary of Vale S.A. (“Vale” or “Company”), established in Amsterdam, the Netherlands, has been subject to prejudgment attachment levies on its shares held by Vale and corresponding financial rights, for securing the approximate amount of 920 million euros. Such prejudgment attachments were granted in anticipation of future liability proceedings to be brought on behalf of certain individuals and legal entities, who claim to have been affected by the rupture of the Fundão dam, owned and operated by Samarco Mineração S.A., on November 5, 2015.

The fact that the prejudgment attachments were granted does not mean the claims in the future lawsuit have merits, from a procedural perspective, nor from a substantive perspective. Vale will assess the merits of the claims in due course and defend itself appropriately, including on the jurisdiction of the Dutch Courts to rule on these matters. Moreover, the future liability proceedings seem to deal with the issues already dealt with and covered in Brazil, either by judicial processes or by the extrajudicial repair work in progress by the Renova Foundation, an entity created for the repair of all damages caused by the rupture, according to agreements celebrated with the Federal Government of Brazil, the States of Minas Gerais and Espírito Santo and Brazilian justice institutions such as Federal and State Prosecutors and Public Defenders in Brazil.

Vale reaffirms its commitment to support the repair of the damages caused by the rupture and maintains its financial support to the Renova Foundation, as per the TTAC and TAC Governança agreements. Until February 29, 2024, over R$ 36.5 billion were driven to remediation and compensation actions under the Renova’s responsibility. Of this amount, R$14.1 billion were paid as compensation and R$2.7 billion as Emergency Financial Aid, totaling R$16.8 billion for around 450 thousand people.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 19, 2024		Director of Investor Relations